Exhibit 1

FOR IMMEDIATE RELEASE	7 JANUARY 2014

WPP PLC (“WPP”)

Wunderman acquires majority stake in digital marketing agency Phantasia in Peru

WPP announces that its wholly-owned operating company Wunderman, the world’s largest global digital agency network, has acquired a majority stake in Binarix S.A.C. (“Phantasia”), a leading digital marketing agency in Peru.

Phantasia’s gross revenues for 2014 are expected to be S/.22.2 million. Clients include Telefonica, Backus, Banco de Credito, Samsung and Coca-Cola. Phantasia employs 200 people and is based in Lima. The agency, which provides consulting, digital marketing, creative and media buying services to its clients, was founded in 1998. It has been a Wunderman affiliate since 2012.

This investment continues WPP’s strategy of investing in fast growing sectors such as digital and its commitment to developing its strategic networks throughout Latin America. The Group collectively generates revenues of US$1.6 billion in Latin America and employs 20,000 people. In Peru the Group (including associates) generates revenues of over US$40 million and employs 700 people.

WPP’s digital revenues (including associates) were over US$6 billion in 2013, representing almost 35% of the Group’s total revenues of US$17.3 billion. WPP has set a target of 40-45% of revenue to be derived from digital in the next five years.

Contact:

Feona McEwan, WPP	+ 44(0) 207 408 2204
Kevin McCormack, WPP	+1 (212) 632 2239